[English language translation for reference purposes only]
April 20, 2010
To Whom It May Concern:
Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

TOYOTA MOTOR CORP. AGREES TO SETTLE NHTSA CIVIL PENALTY

Toyota Motor Corporation hereby notifies that it has agreed to settle on April 19, 2010  the civil penalty demanded in the National Highway Traffic Safety Administration's April 5 letter related to the company's recall for slow-to-return and sticky accelerator pedals by paying $16.4 million. Please see the attached press releases for the details regarding the above.

April 19, 2010
Toyota Motor Corporation

TOYOTA MOTOR CORP. AGREES TO SETTLE NHTSA CIVIL PENALTY

Tokyo— TOYOTA MOTOR CORPORATION (TMC) announced today that it has agreed to settle the civil penalty demanded in the National Highway Traffic Safety Administration’s April 5 letter related to the company’s recall for slow-to-return and sticky accelerator pedals by paying $16.4 million.   The company said:

“We agreed to this settlement in order to avoid a protracted dispute and possible litigation, as well as to allow us to move forward fully-focused on the steps to strengthen our quality assurance operations. This will also allow us to focus on delivering safe, reliable, high quality vehicles for our customers and responding to consumer feedback with honesty and integrity. These have been core Toyota values for 70 years, and we pledge to make an even greater effort to adhere to this philosophy now and in the future.  We also welcome a new, more transparent chapter in our relationship with NHTSA, consistent with our commitments to Congress and the American people.

“We regret that NHTSA tentatively concluded that they should seek a civil penalty.  Toyota denies NHTSA’s allegation that it violated the Safety Act or its implementing regulations.

“We believe we made a good faith effort to investigate this condition and develop an appropriate counter-measure.  We have acknowledged that we could have done a better job of sharing relevant information within our global operations and outside the company, but we did not try to hide a defect to avoid dealing with a safety problem.”

“We are already moving ahead with a number of important steps to strengthen our quality assurance operations and enhance our ability to meet customer expectations.  As our actions since this recall was announced underscore, we are intensely focused on listening even more carefully to our customers and addressing any issues that emerge without delay.   All of us at Toyota are grateful for our customers’ continued support, and we are determined to continue earning their trust.”

END